PEDEVCO Corp S-4

Exhibit 21.1

Subsidiaries

Red Hawk Petroleum, LLC, a Nevada limited liability company, which is wholly-owned

Pacific Energy Development Corp., a Nevada corporation, which is wholly-owned

Blast AFJ, Inc., a Delaware corporation, which is wholly-owned

Ridgeway Arizona Oil Corp., an Arizona corporation, which is wholly-owned

EOR Operating Company, a Texas corporation, which is wholly-owned

SRPT Acquisition, LLC, a Texas limited liability company, which is wholly-owned.